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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of November 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2012. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment and the term "International Segment" refers to the combination of our "EMEALA" (Europe, Middle East, Africa, and Latin America) operating segment and our Asia-Pacific operating segment. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year.

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

•
changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•
the outcome of ongoing government and internal investigations;

•
risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012 anti-corruption acts as well as comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and/ or products;

•
the influence of private insurers and managed care organizations;

•
the impact of recently enacted and possible future health care reforms;

•
product liability risks;

•
the outcome of ongoing potentially material litigation;

•
risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•
the impact of currency fluctuations;

•
introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•
changes in raw material and energy costs or the ability to procure raw materials; as well as

•
the financial stability and liquidity of our governmental and commercial payors.

       Important factors that could contribute to such differences are noted in the "Overview" section below and in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" included in this report and in our Annual Report on Form 20-F for the year ended December 31, 2012, under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" below. There have been no significant changes during the nine months ended September 30, 2013 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" of the Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2012.

Overview

       We are engaged primarily in providing dialysis services including pharmacy services and vascular access surgery services (together, the "Expanded Services") and manufacturing and distributing products and equipment for the treatment of End-Stage Renal Disease ("ESRD"). Fresenius Medical Care Holdings, Inc. ("FMCH"), located in the United States and our largest subsidiary, also provides laboratory testing services, and inpatient dialysis services as well as other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012 developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have been historically and are expected in the future to be limited. With the exception of (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government sequestration cuts and (iii) the current proposal to reduce reimbursement under the ESRD PPS effective January 1, 2014 to account for the decline in utilization of certain drugs and biologicals associated with dialysis, (see discussion of the American Taxpayer Relief Act of 2012 below) we experienced and also expect in the future to experience generally stable reimbursements for dialysis services globally. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

       With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") in 2008, Congress mandated the development of an expanded ESRD PPS for services furnished on or after January 1, 2011. On July 26, 2010, the U.S. Centers for Medicare & Medicaid Services ("CMS") published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

       The ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. The 2013 ESRD PPS base rate is $240.36 per treatment. This amount reflects a productivity adjusted market basket update of 2.3%, which was based on a market basket update over 2012 reimbursement rates of 2.9% less a productivity adjustment of 0.6%, and a wage index budget-neutrality adjustment factor of 1.000613 applied to the 2012 ESRD PPS base rate of $234.81 per treatment.

       The 2011 ESRD PPS resulted in a lower reimbursement rate on average at our U.S. dialysis facilities. We mitigated the impact of the ESRD PPS with two broad measures. First, we worked with medical directors and treating physicians to find efficiencies consistent with the ESRD PPS's quality incentive program ("QIP") and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012

       The ESRD PPS's QIP began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards now have payments reduced by up to 2%. Performance on specified measures in 2010 affected payments in 2012. The payments we receive during 2013 will be affected by our performance measures from 2011. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management and dialysis adequacy (Urea Reduction Ratio or URR). For 2012 reporting (affecting payments in 2014), CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS has continued all of the 2014 QIP measures except URR dialysis adequacy, expanded the scope of infection reporting and mineral metabolism reporting, and added four new measures. The new payment year 2015 measures consist of three new clinical measures (hemodialysis adequacy (adult patients), hemodialysis adequacy (pediatric patients) and peritoneal dialysis adequacy), and one new reporting measure (anemia management reporting). For payment year 2016, CMS has proposed continuing the payment year 2015 QIP measures, revising the mineral metabolism reporting and anemia management reporting measures, expanding the scope of patient satisfaction surveys, and adding five new measures for a total of fourteen. The proposed new measures consist of three new clinical measures (patient-informed consent for anemia treatment, proportion of patients with hypercalcemia, and bloodstream infection in hemodialysis outpatients), and two new reporting measures (pediatric iron therapy and patient comorbidity). A final QIP rule for 2016 is expected in the fourth quarter of this year.

       The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

       On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the American Taxpayer Relief Act of 2012 ("ATRA"), automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2% through 2021 (the "Sequestration"). The current year-to-date impact of the Sequestration based on our dialysis care revenue from Medicare since the implementation date resulted in a decrease of approximately $38 million in operating income. The Medicare reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012

       ATRA also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On July 1, 2013, CMS released a proposal to reduce the ESRD PPS payment rate by 12% ($29.52 per treatment) effective January 1, 2014 which would be partially offset by a proposed 2.5% ($6) increase due to the productivity adjusted market basket update for 2014 and a proposed wage index budget factor of 1.000411 for 2014. If finalized later this year, the net effect of the proposal and the market basket update would reduce the ESRD PPS base rate from $240.36 per treatment in 2013 to $216.95 per treatment in 2014. If implemented as proposed the expected net effect of the reductions could result in a material adverse impact on our consolidated operating income and cash flows. CMS is seeking comment on, among other things, the proposed methodology for the reduction to the ESRD PPS base rate and a potential transition or phase-in period of the reduction amount over more than one year. The Company has worked with our provider, patient, and physician partners to develop our response which was submitted, as part of the public comment period, on August 30, 2013. We continue to work with CMS to maintain the stability of the ESRD PPS to help ensure continued access to quality care for ESRD patients.

       On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Model and issued a solicitation for applications. As currently proposed, CMS will work with up to 15 healthcare provider groups, known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while potentially lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In August 2013, we submitted an application for an ESCO.

       Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

       We have identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated EMEALA and Asia-Pacific operating segments as the "International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

       Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of our business operations, our management believes that the most appropriate measure in this regard is operating income which measures our source of earnings. We do not include the effects of certain transactions, such as the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012 investment gain resulting from our 2012 acquisition of Liberty Dialysis Holdings, Inc. (the "Liberty Acquisition") nor income taxes as we believe these items to be outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance, global research and development, etc. ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 15 of the Notes to Consolidated Financial Statements (unaudited) "Segment Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments, intangible assets, as well as any related expense, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results as discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012

Results of Operations

       The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment revenue primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	(in millions)		(in millions)
Total revenue
North America	$2,439	$2,252	$7,104	$6,611
International	1,222	1,163	3,619	3,470
Corporate	8	6	25	23

Totals	3,669	3,421	10,748	10,104

Inter-segment revenue
North America	3	3	5	9
International	-	-	-	-

Totals	3	3	5	9

Total net revenue
North America	2,436	2,249	7,099	6,602
International	1,222	1,163	3,619	3,470
Corporate	8	6	25	23

Totals	3,666	3,418	10,743	10,095

Amortization and depreciation
North America	83	79	245	231
International	46	44	137	130
Corporate	36	29	97	86

Totals	165	152	479	447

Operating income
North America	416	420	1,178	1,199
International	204	195	597	597
Corporate	(63)	(47)	(180)	(137)

Totals	557	568	1,595	1,659

Investment gain	-	-	-	140
Interest income	9	7	26	40
Interest expense	(112)	(115)	(336)	(351)
Income tax expense	(148)	(153)	(421)	(462)

Net Income	306	307	864	1,026
Less: Net Income attributable to Noncontrolling interests	(33)	(37)	(103)	(96)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$273	$270	$761	$930

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012

Three months ended September 30, 2013 compared to three months ended September 30, 2012

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2013	2012
Number of treatments	10,285,155	9,717,106	6%
Same market treatment growth in %	4.0%	3.1%
Net revenue in $ million	3,666	3,418	7%	8%
Gross profit as a % of revenue	31.9%	32.5%
Selling, general and administrative costs as a % of revenue	15.9%	15.3%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	273	270	1%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures – Constant currency" below.

       Treatments increased by 6% for the third quarter of 2013 as compared to the same period in 2012. The increase is due to same market treatment growth (4%) acquisitions (2%), and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%).

       At September 30, 2013, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,225 clinics compared to 3,135 clinics at September 30, 2012. During the third quarter of 2013, we acquired 4 clinics, opened 22 clinics and combined or closed 13 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 4% to 265,824 at September 30, 2013 from 256,521 at September 30, 2012.

       Net dialysis care revenue increased by 8% (9% at Constant Exchange Rates) to $2,813 million for the third quarter of 2013 from $2,605 million in the same period of 2012, mainly due to growth in same market treatments (4%), increases in organic revenue per treatment (2%), contribution from acquisitions (2%) and an increase in dialysis days (1%), partially offset by the negative effect of exchange rate fluctuations (1%).

       Dialysis product revenue increased by 5% (4% at Constant Exchange Rates) to $853 million from $813 million in the same period of 2012. The increase was driven mainly by organic revenue growth (4%) from increased sales of hemodialysis products, especially of machines, solutions and concentrates as well as products for acute care and peritoneal dialysis, partially offset by lower sales of dialyzers. The positive effect of exchange rate fluctuations (1%) also contributed to the increase in revenue.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2013 and 2012

       The decrease in gross profit margin to 31.9% from 32.5% is mainly the result of a decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was due to a higher personnel expense, increased revenue in the Expanded Services at lower than average margins, the impact from the U.S. Sequestration and lower commercial payor mix coupled with price reductions from commercial contracting, partially offset by the updated Medicare reimbursement rate which came into effect in 2013 and a favorable impact from a cost reduction in pharmaceuticals. The increase in the International Segment was driven by favorable foreign exchange effects.

       Selling, general and administrative ("SG&A") expenses increased to $585 million in the third quarter of 2013 from $522 million in the same period of 2012. SG&A expenses as a percentage of revenues increased to 15.9% for the third quarter of 2013 in comparison with 15.3% during the same period of 2012 due to an increase in the International Segment as well as increased Corporate expenses. The percentage of revenue increase in the International Segment was due to increased bad debt expense, cost increases such as personnel expense, and unfavorable foreign exchange effects including the devaluation of the Venezuelan Bolivar driven by a hyperinflationary economy. The percentage of revenue increase at Corporate was mainly due to increased consulting and legal expenses and unfavorable foreign exchange effects.

       Operating income decreased to $557 million in the third quarter of 2013 from $568 million for the same period in 2012. Operating income margin decreased to 15.2% for the third quarter of 2013 from 16.6% for the same period in 2012 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, all as discussed above.

       Interest expense decreased by 3% to $112 million for the third quarter of 2013 from $115 million for the same period in 2012 mainly due to lower interest rates and a slightly decreased debt level.

       Income tax expense decreased to $148 million for the third quarter of 2013 from $153 million for the same period in 2012. The effective tax rate decreased to 32.6% from 33.3% for the same period of 2012 as a result of higher tax benefits related to internal financing.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the third quarter of 2013 increased to $273 million from $270 million for the same period in 2012 as a result of the items discussed above.

       We employed 89,282 people (full-time equivalents) at September 30, 2013 compared to 85,368 at September 30, 2012, an increase of 5%, primarily due to overall growth in our business and acquisitions.

       The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

North America Segment

Key Indicators for North America Segment
	For the three months ended September 30,
			Change in %
	2013	2012
Number of treatments	6,509,064	6,178,211	5%
Same market treatment growth in %	3.5%	3.7%
Net revenue in $ million	2,436	2,249	8%
Depreciation and amortization in $ million	83	79	5%
Operating income in $ million	416	420	(1%	)
Operating income margin in %	17.1%	18.7%

Revenue

       Treatments increased by 5% for the third quarter of 2013 as compared to the same period in 2012 due to same market treatment growth (3%) contributions from acquisitions (1%), and an increase in dialysis days (1%). At September 30, 2013, 168,893 patients (a 3% increase over September 30, 2012) were being treated in the 2,116 clinics that we own or operate in the North America Segment, compared to 163,454 patients treated in 2,056 clinics at September 30, 2012. Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $352 for the third quarter of 2013 and $342 for the same period in 2012. In the U.S., the average revenue per treatment was $359 for the third quarter of 2013 in comparison to $349 for the same period in 2012. The increase was mainly driven by further development of our Expanded Services and the updated Medicare reimbursement rate which came into effect in 2013, partially offset by the unfavorable impact from U.S. Sequestration and an unfavorable commercial payor mix coupled with price reductions from commercial contracting.

       The net dialysis care revenue increased for the third quarter of 2013 by 9% to $2,224 million from $2,047 million in the same period of 2012. This increase was driven by same market treatment growth (3%), increases in organic revenue per treatment (3%), an increase in dialysis days (2%) and contributions from acquisitions (1%).

       Dialysis product revenue for the third quarter of 2013 increased to $212 million from $202 million in the same period of 2012. This increase was driven by increased sales of dialyzers and renal pharmaceuticals, partially offset by decreased sales of machines.

Operating Income

       Operating income decreased to $416 million for the third quarter of 2013 from $420 million for the same period in 2012. Operating income margin decreased to 17.1% for the third quarter of 2013 from 18.7% for the same period in 2012. The decrease in the North America Segment was due to higher personnel expense, the impact from the U.S. Sequestration, increased revenue in the Expanded Services at lower than average margins, a lower commercial payor mix coupled with price reductions from commercial contracting, and increased charitable donations, partially offset by the updated Medicare reimbursement

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012 rate which came into effect in 2013 and a favorable impact from a cost reduction in pharmaceuticals. Cost per treatment for North America increased to $287 for the quarter ended September 30, 2013 from $276 in 2012. Cost per treatment in the U.S. increased to $293 for the quarter ended September 30, 2013 from $281 in the same period of 2012.

International Segment

Key Indicators for International Segment
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2013	2012
Number of treatments	3,776,091	3,538,895	7%
Same market treatment growth in %	4.8%	2.0%
Net revenue in $ million	1,222	1,163	5%	6%
Depreciation and amortization in $ million	46	44	4%
Operating income in $ million	204	195	5%
Operating income margin in %	16.7%	16.8%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

       Treatments increased by 7% for the three months ended September 30, 2013 over the same period in 2012 mainly due to same market treatment growth (5%) contributions from acquisitions (3%), and an adjustment for the number of dialysis days (1%), partially offset by the effect of closed or sold clinics (2%). At September 30, 2013, we had 96,931 patients (a 4% increase over September 30, 2012) being treated at the 1,109 clinics that we own, operate or manage in the International Segment compared to 93,067 patients treated at 1,079 clinics at September 30, 2012. Average revenue per treatment for the third quarter of 2013 decreased to $156 as compared to $158 in the same period of 2012 due to the weakening of local currencies against the U.S. dollar ($4), partially offset by increased reimbursement rates and changes in country mix ($2).

       Including the effects of acquisitions, European region revenue increased 6% (2% at Constant Exchange Rates) to $742 million, Latin America region revenue increased 2% (13% at Constant Exchange Rates) to $204 million, and Asia-Pacific region revenue increased 6% (10% at Constant Exchange Rates) to $276 million.

       Net dialysis care revenue for the International Segment increased during the third quarter of 2013 by 5% (8% increase at Constant Exchange Rates) to $589 million from $558 million in the same period of 2012. This increase is a result of same market treatment growth (5%), contributions from acquisitions (4%) and an increase in dialysis days (1%), partially offset by the negative effect of exchange rate fluctuations (3%), and the effect of closed or sold clinics (2%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       Dialysis product revenue for the third quarter of 2013 increased by 5% (4% at Constant Exchange Rates) to $633 million from $605 million in the same period of 2012. This increase was due to organic revenue growth (4%) related to the sales of hemodialysis products, especially of machines, solutions and concentrates, as well as products for peritoneal dialysis and acute care, partially offset by lower sales of dialyzers. The positive effect of exchange rate fluctuations (1%) also contributed to the increase in revenue.

Operating Income

       Operating income increased to $204 million for the third quarter of 2013 from $195 million for the same period in 2012. Operating income margin decreased slightly to 16.7% for the third quarter of 2013 from 16.8% for the same period in 2012. The slight decrease was due to unfavorable bad debt expense and cost increases such as personnel expense, partially offset by favorable foreign currency exchange effects.

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2013	2012
Number of treatments	30,033,062	28,602,319	5%
Same market treatment growth in %	3.7%	3.6%
Net revenue in $ million	10,743	10,095	6%		7%
Gross profit as a % of revenue	32.0%	32.8%
Selling, general and administrative costs as a % of revenue	16.5%	16.0%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	761	930	(18%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures – Constant currency" below.

       Treatments increased by 5% for the nine months ended September 30, 2013 as compared to the same period in 2012. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (2%)

       Net dialysis care revenue increased by 7% to $8,235 million (8% at Constant Exchange Rates) for the nine-months ended September 30, 2013 from $7,688 million in the same period of 2012, mainly due to growth in same market treatments (4%), contributions from acquisitions (4%), and increases in organic revenue per treatment (1%), partially offset by the effect of closed or sold clinics (1%) and the negative impact of exchange rate fluctuations (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       Dialysis product revenue increased by 4% (4% increase at Constant Exchange Rates) to $2,508 million as compared to $2,407 million in the same period of 2012. The increase was driven by increased sales of hemodialysis products, especially of solutions and concentrates, machines, dialyzers and bloodlines as well as products for acute care, partially offset by lower sales of renal pharmaceuticals. There was no material impact from foreign exchange effects.

       The decrease in gross profit margin to 32.0% from 32.8% reflects decreases in both the North America Segment and the International Segment. The decrease in the North America Segment was due to higher personnel expense, lower commercial payor mix coupled with price reductions from commercial contracting, the impact from the U.S. Sequestration and the increased revenue in the Expanded Services at lower than average margins. These decreases were partially offset by reduced pharmaceutical utilization and the updated Medicare reimbursement rate which came into effect in 2013. The decrease in the International Segment was due to price pressure on products and business growth in China, however at lower margins, partially offset by favorable foreign currency exchange effects.

       SG&A expenses increased to $1,772 million in the nine-months ended September 30, 2013 from $1,615 million in the same period of 2012. SG&A expenses as a percentage of sales increased to 16.5% for the first nine months of 2013 in comparison with 16.0% in the same period of 2012 due to an unfavorable impact from Corporate and an increase in the International Segment. The increase at Corporate was due to increased legal and consulting expenses. The increase in the International Segment was mainly driven by unfavorable foreign exchange effects including devaluation of the Venezuelan Bolivar due to a hyperinflationary economy.

       For the nine months ended 2013, we had an $8 million gain from the sale of FMC-AG & Co. KGaA dialysis clinics in our North America Segment and a $1 million gain in the International Segment as compared to a $34 million gain in the same period of the prior year mainly in connection with divestitures required for regulatory clearance of the Liberty Acquisition, which occurred in the first quarter of 2012. (See Note 2 of the Notes to Consolidated Financial Statements (unaudited) "Acquisition of Liberty Dialysis Holdings, Inc. – Divestitures" included in this Report).

       Operating income decreased to $1,595 million for the nine-months ended September 30, 2013 from $1,659 million for the same period in 2012. Operating income margin decreased to 14.8% for the nine-months ended September 30, 2013 as compared to 16.4% for the same period in 2012 as a result of the decrease in gross profit margin, higher SG&A as a percentage of revenue and a lower gain on the sale of FMC-AG & Co. KGaA clinics, all as discussed above.

       The non-taxable investment gain in the first nine months of 2012 of $140 million was due to the fair valuation of our investment in Renal Advantage Partners, LLC at the time of the Liberty Acquisition.

       Interest expense decreased by 4% to $336 million for the nine months ended September 30, 2013 from $351 million for the same period in 2012 due to decreased debt and lower interest rates due to the expiration of interest rates swaps at the end of the first quarter of 2012. Interest income decreased to $26 million for the nine months ended September 30, 2013 from $40 million for the same period in 2012 mainly as a result of the retirement of the loan receivable from Renal Advantage Partners LLC as part of the Liberty Acquisition on February 28, 2012.

       Income tax expense decreased to $421 million for the nine-months ended September 30, 2013 from $462 million for the same period in 2012. The effective tax rate increased to 32.8% from 31.1% for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012 same period of 2012, as a result of the non-taxable investment gain in 2012, partially offset by a lower tax expense related to divestitures.

       Net income attributable to noncontrolling interests for the nine months ended September 30, 2013 increased to $103 million from $96 million for the same period of 2012 primarily due to losses attributable to noncontrolling interests in the International Segment in 2012.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the nine months ended September 30, 2013 decreased to $761 million from $930 million for the same period in 2012 as a result of the combined effects of the items discussed above. Excluding the investment gain in the amount of $140 million as noted above the net income attributable to shareholders of FMC-AG & Co. KGaA for the nine months ended September 30, 2013 decreased to $761 million from $790 million for the same period in 2012.

       The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the nine months ended September 30,
			Change in %
	2013	2012
Number of treatments	19,041,470	18,065,611	5%
Same market treatment growth in %	3.6%	3.6%
Net revenue in $ million	7,099	6,602	8%
Depreciation and amortization in $ million	245	231	6%
Operating income in $ million	1,178	1,199	(2%	)
Operating income margin in %	16.6%	18.2%

Revenue

       Treatments increased by 5% for the nine months ended September 30, 2013 as compared to the same period in 2012 mostly due to same market treatment growth (4%) and acquisitions (3%), partially offset by a decrease in dialysis treatment days (1%) and the effect of closed or sold clinics (1%). Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $350 for the nine months ended September 30, 2013 and $344 in the same period in 2012. In the U.S., the average revenue per treatment was $358 for the nine months ended September 30, 2013 and $351 for the same period in 2012. The increase in the U.S. was mainly attributable to further development of our Expanded Services and the updated Medicare reimbursement rate which came into effect in 2013, partially offset by the unfavorable impact from the U.S. Sequestration, an unfavorable commercial payor mix coupled with price reductions from commercial contracting and reduced pharmaceutical utilization in non-bundled commercial treatments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       Net dialysis care revenue increased for the first nine months of 2013 by 8% to $6,485 million from $6,007 million in the same period of 2012. This increase was driven by same market treatment growth (4%), contributions from acquisitions (3%), and increases in organic revenue per treatment (1%).

       Dialysis product revenue increased for the first nine months of 2013 by 3% to $614 million from $595 million in the first nine months of 2012. This increase was driven by higher sales of dialyzers, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Operating income decreased to $1,178 million for the nine-months ended September 30, 2013 from $1,199 million for the same period in 2012. Operating income margin decreased to 16.6% for the nine months ended September 30, 2013 from 18.2% for the same period in 2012, due to higher personnel expense, a lower commercial payor mix coupled with price reductions from commercial contracting, the impact from the U.S. Sequestration and the increased revenue in the Expanded Services at lower than average margins. Further, the margin was impacted by the lower gain on the sale of FMC-AG & Co. KGaA clinics related to the Liberty Acquisition in the prior year and increased legal costs. These effects were partially offset by reduced pharmaceutical utilization, the effect from the first nine months of 2012 from one-time costs related to the Liberty Acquisition and the updated Medicare reimbursement rate which came into effect in 2013. Cost per treatment for North America increased to $287 for the first nine months of 2013 as compared to $277 the same period of 2012. Cost per treatment in the U.S. increased to $293 for the first nine months of 2013 from $282 in the same period of 2012.

International Segment

Key Indicators for International Segment
	For the nine months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2013	2012
Number of treatments	10,991,592	10,536,708	4%
Same market treatment growth in %	3.9%	3.5%
Net revenue in $ million	3,619	3,470	4%	5%
Depreciation and amortization in $ million	137	130	5%
Operating income in $ million	597	597	0%
Operating income margin in %	16.5%	17.2%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

       Treatments increased by 4% for the nine months ended September 30, 2013 over the same period in 2012 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (2%). Average revenue per treatment for the nine

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012 months ended September 30, 2013 remained constant at $159 in comparison with the same period of 2012 due to increased reimbursement rates and changes in country mix ($4), offset by weakening of local currencies against the U.S. dollar ($4).

       Including the effects of acquisitions, European region revenue increased 4% (2% at Constant Exchange Rates) to $2,213 million, Latin America region revenue increased 5% (14% at Constant Exchange Rates) to $617 million, and Asia-Pacific region revenue increased 5% (7% at Constant Exchange Rates) to $789 million.

       Net dialysis care revenue for the International Segment increased during the nine months ended September 30, 2013 by 4% (7% at Constant Exchange Rates) to $1,750 million from $1,680 million in the same period of 2012. This increase is a result of same market treatment growth (4%), contributions from acquisitions (3%) and increases in organic revenue per treatment (1%), partially offset by the negative effect of exchange rate fluctuations (3%) and the effect of closed or sold clinics (1%).

       Dialysis product revenue for the nine months ended September 30, 2013 increased by 4% (4% increase at Constant Exchange Rates) to $1,869 million compared to $1,790 million in the same period of 2012. The 4% increase in product revenue was driven by increased sales of hemodialysis products, especially of solutions and concentrates, machines, bloodlines as well as products for acute care treatments and peritoneal dialysis, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Operating income remained constant at $597 million for the nine months ended September 30, 2013 as compared to the same period in 2012. Operating income margin decreased to 16.5% for the nine months ended September 30, 2013 from 17.2% for the same period in 2012 mainly due to price pressure on products combined with cost increases such as personnel expense and unfavorable foreign exchange effects including the devaluation of the Venezuelan Bolivar as a result of a hyperinflationary economy.

Inflationary Accounting

       As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Venezuela has been considered a hyperinflationary economy since 2010. In November 2012, the SEC Regulations Committee reaffirmed this status. Effective January 1, 2013 our operations in Venezuela are still considered to be operating in a hyperinflationary economy, as the Venezuelan economy exceeded the three-year cumulative inflation rate of 100% during the fourth quarter of 2012. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a hyperinflationary economy. As a result, the financial statements of our subsidiaries operating in Venezuela continue to use the U.S dollar as their functional currency. However, in 2013, the Venezuelan government revalued the Bolivar. Consequently, we recorded a pre-tax loss of $12 million for the nine months ended September 30, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

Liquidity and Capital Resources

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Liquidity

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis centers, purchase equipment for existing or new renal dialysis centers and production sites, repay debt, pay dividends and repurchase shares (see 'Financing' section below).

       At September 30, 2013, we had cash and cash equivalents of $602 million. For information regarding utilization and availability of cash under our principal credit facility (the "2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations and Long Term Debt from Related Parties – 2012 Credit Agreement," included in this report.

Operations

       In the first nine months of 2013 and 2012, we generated net cash provided by operating activities of $1,446 million and $1,467 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2013 versus 2012 was mainly a result of a $100 million payment, partially offset by repayments received, both of which were associated with the amendment to the license agreement relating to our iron product Venofer® (see Item 5, "Operating and Financial Review and Prospects – Results of Operations – Year ended December 31, 2012 compared to the year ended December 31, 2011" in our Annual Report on Form 20-F for the year ended December 31, 2012) and decreased earnings, partially offset by lower income tax payments in the North America Segment and favorable development of other working capital items.

       The profitability of our business depends significantly on reimbursement rates. Approximately 77% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2013, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts and (iii) the current proposal to reduce reimbursement under the ESRD PPS effective January 1, 2014 to account for the decline in utilization of certain drugs and biologicals associated with dialysis, we have experienced and also expect in the future to experience generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       Our working capital, which is defined as current assets less current liabilities, was $2,654 million at September 30, 2013 which decreased from $2,957 million at December 31, 2012. The change is primarily the result of the reclassification of the Euro tranche of our European Investment Bank ("EIB") Agreements for amounts becoming due within the next 12 months, an increase in the amount reclassified from long-term debt to the current portion of long-term debt as a result of larger quarterly payments becoming due under the 2012 Credit Agreement, a decrease in cash, a reclassification of a loan with a related party from long-term debt to short-term borrowings and increased accrued expenses, partially offset by a reduction in accounts payable driven by the payment of the $100 million Venofer® agreement amendment fee incurred in 2012. Our ratio of current assets to current liabilities was 1.8 at September 30, 2013.

       We intend to continue to address our current cash and financing requirements by the generation of cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Financing" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented DSO of approximately 73 at September 30, 2013 and 76 at December 31, 2012.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30, 2013	December 31, 2012
North America days sales outstanding	51	55

International days sales outstanding	114	115

FMC-AG & Co. KGaA average days sales outstanding	73	76

       DSO decreased by three days. The decrease in North America is due to continued strong cash performance across all payor groups. The International Segment's DSO slight decrease reflects increased collections in Europe, partially offset by unfavorable DSO development in Asia-Pacific. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       Tax or other items we have identified that will or could impact our financial results and cash flows provided by operating activities in the future are as follows:

       We filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126 million. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95 million. On May 31, 2013, the District Court entered final judgment for FMCH in the amount of $50.4 million. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston).

Investing

       We used net cash of $773 million and $1,996 million in investing activities in the nine-months periods ended September 30, 2013 and 2012, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $494 million and $438 million in the first nine months of 2013 and 2012, respectively. In the first nine months of 2013, capital expenditures were $271 million in the North America Segment, $121 million for the International Segment and $102 million at Corporate. Capital expenditures in the first nine months of 2012 were $201 million in the North America Segment, $127 million for the International Segment and $110 million at Corporate. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany, North America and France and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 5% of total revenue in the first nine months of 2013 as compared to 4% for the same period in 2012.

       We invested approximately $297 million cash in the first nine months of 2013, $231 million in the North America Segment, $65 million in the International Segment and $1 million in Corporate. In the North America Segment, FMCH made an investment-type loan by granting a $200 million credit facility to a middle market dialysis provider in the third quarter of 2013. At September 30, 2013, $170 million had been drawn. See Note 5 of the Notes to the Consolidated Financial Statements (unaudited), "Other Assets and Notes Receivables," included in this report. We received approximately $18 million for divestitures in 2013 largely due to the sale of the final clinic for regulatory clearance of the Liberty Acquisition. In the first nine months of 2012, we invested approximately $1,789 million cash, $1,764 million in the North America Segment, primarily through the $1,466 million acquisition of Liberty, net of divestitures ($23 million in the International Segment and $2 million at Corporate).

       We anticipate capital expenditures of approximately $0.7 billion and expect to make acquisitions of approximately $0.5 billion in 2013. See "Outlook" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

Financing

       Net cash used in financing activities was $743 million in the first nine months of 2013 compared to net cash provided by financing activities of $688 million in the first nine months of 2012, respectively.

       In the nine-months period ended September 30, 2013, cash was used in the purchase of our shares through the share buyback program, the repayment of portions of long-term debt and short-term borrowings, the payment of dividends, and distributions to noncontrolling interests, partially offset by proceeds from long-term and short-term borrowings, proceeds from the exercise of stock options and proceeds of a premium paid for the conversion of preference shares into ordinary shares by the largest holder of former preference shares, a financial institution located outside the United States. In the first nine months of 2012, cash was provided by the issuance of senior notes and short-term borrowings, partially offset by, repayment of long-term debt, the accounts receivable facility, and borrowings from related parties as well as the payment of dividends.

       On May 17, 2013, we paid a dividend with respect to 2012 of €.75 per ordinary share (for 2011 paid in 2012 €.69) and €.77 per preference share (for 2011 paid in 2012: €.71). The total dividend payment was €230 million ($296 million) as compared with €210 million ($272 million) in the prior year.

       On May 16, 2013, we held our Annual General Meeting and the separate Preference Shareholder Meeting during which resolutions on the conversion of the preference shares to ordinary shares were passed. The preference share conversion was effected on June 28, 2013 with 3,975,533 preference shares in the amount of €3.9 million ($4.5 million) converted on a 1:1 basis to ordinary shares. As a result of this conversion, we recorded an increase in equity for the €27 million ($35 million) premium from the largest preference shareholder as of June 30, 2013 and received the payment on July 5, 2013. In addition, 32,006 options associated with the preference shares were converted into options associated with ordinary shares.

       Additionally, the share buyback program was completed in the third quarter of 2013. At September 30, 2013, 7,548,951 shares were repurchased in the amount of €385 million ($505 million). These shares are restricted treasury stock which means there are no associated dividends or voting rights. These treasury shares will be used solely to either reduce our registered share capital by cancellation of the acquired shares, or to fulfill our employee participation programs.

Non-U.S. GAAP Measures

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,074 million, 19.3% of revenues for the nine-months period ended September 30, 2013, and $2,106 million, 20.9% of revenues for the same period of 2012. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, euro-denominated notes, EIB agreements, and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

Reconciliation of EBITDA to net cash provided by (used in) operating activities

       A reconciliation of EBITDA to net cash provided by (used in) operating activities, which we believe to be the most directly comparable U.S GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the nine months ended September 30,
	2013	2012
	($ in millions)
Total EBITDA	$2,074	$2,106
Interest expense (net of interest income)	(310)	(311)
Income tax expense, net	(421)	(462)
Change in deferred taxes, net	(14)	71
Changes in operating assets and liabilities	98	64
Stock compensation expense	18	20
Other items, net	1	(21)

Net cash provided by (used in) operating activities	$1,446	$1,467

Balance Sheet Structure

       Total assets as of September 30, 2013 increased to $22.5 billion from $22.3 billion as compared to December 31, 2012. Current assets as a percent of total assets remained constant at 27% at September 30, 2013 as compared to December 31, 2012. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 40% at September 30, 2013 as compared to 41% at December 31, 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

Outlook

       Below is a table showing our growth outlook for 2013:

2013

Revenue	> $14.6 billion
Revenue growth	> 6%
Operating Income	$2.3 – $2.4 billion
Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1.1 – $1.15 billion
Capital Expenditures	~ $0.7 billion
Acquisitions	~$0.5 billion
Debt/EBITDA Ratio	≤3.0

       The Outlook above is confirmed and has been substantiated for the potential impact of the U.S. Sequestration on our business performance. We expect net income attributable to shareholders of FMC-AG & Co. KGaA to be between $1.1 and $1.15 billion in 2013, likely at the lower end of the range, which represents an increase of between 5% and 10% if compared to the net income attributable to shareholders of FMC-AG & Co. KGaA for 2012 excluding an investment gain in the amount of $140 million.

Recently Adopted Accounting Pronouncements

       On January 31, 2013, FASB issued Accounting Standards Update 2013-01 ("ASU 2013-01") an update to Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("Topic 210"). The main purpose of ASU 2013-01 is to clarify the scope of balance sheet offsetting under Topic 210 to include derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset or subject to master netting agreements. The disclosures required under Topic 210 would apply to these transactions and other types of financial assets or liabilities will no longer be subject to Topic 210. The update is effective for periods beginning on or after January 1, 2013. The Company does not utilize balance sheet offsetting for its derivative transactions. See Note 13 of the Notes to the Consolidated Financial Statements (unaudited), "Financial Instruments," included in this report for more information.

Recently Issued Accounting Pronouncements

       On February 28, 2013 FASB issued Accounting Standards Update 2013-04 ("ASU 2013-04") Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligations is Fixed at the Reporting Date." ASU 2013-04's objective is to provide guidance and clarification on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements such as debt arrangements, other contractual obligations and settled litigation and judicial rulings. The update is effective for periods beginning on or after December 15, 2013. We are currently evaluating the impact of ASU 2013-04 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2013 and 2012

       On March 4, 2013 FASB issued Accounting Standards Update 2013-05 ("ASU 2013-05") Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The purpose of 2013-05 is to provide clarification and further refinement regarding the treatment of the release of a cumulative translation adjustment into net income. This occurs in instances where the parent either sells a part or all of its investment in a foreign entity. Another possibility is if a company no longer holds a controlling interest in a subsidiary or group of assets that is a nonprofit activity or business within a foreign entity. The update is effective for periods beginning on or after December 15, 2013. We are currently evaluating its impact on our Consolidated Financial Statements.

       On July 17, 2013, FASB issued Accounting Standards Update 2013-10 ("ASU 2013-10") Derivatives and Hedging (Topic 815), Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. The purpose of 2013-10 is to provide the inclusion of the Fed Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. This rate will now be available to use along with the U.S. government interest rates and the London Interbank Offered Rate. This update is effective prospectively for new or designated hedging relationships entered into on or after July 17, 2013. Currently, we do not intend to utilize the newly available Fed Funds Effective Swap Rate for our hedge accounting.

       On July 18, 2013, FASB issued Accounting Standards Update 2013-11 ("ASU 2013-11") Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The purpose of ASU 2013-11 is to align the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. In most cases, the unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. The update is effective for periods beginning on or after December 15, 2013. We are currently evaluating the impact of ASU 2013-11 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Revenue:
Dialysis Care	$2,886,742	$2,674,893	$8,439,921	$7,894,374
Less: Patient service bad debt provision	73,590	69,503	205,137	206,665

Net Dialysis Care	2,813,152	2,605,390	8,234,784	7,687,709
Dialysis Products	852,980	812,548	2,507,784	2,406,957

	3,666,132	3,417,938	10,742,568	10,094,666
Costs of revenue:
Dialysis Care	2,097,751	1,917,303	6,139,317	5,662,376
Dialysis Products	399,252	388,324	1,166,231	1,123,596

	2,497,003	2,305,627	7,305,548	6,785,972
Gross profit	1,169,129	1,112,311	3,437,020	3,308,694
Operating (income) expenses:
Selling, general and administrative	584,549	522,177	1,771,619	1,614,625
Gain on sale of dialysis clinics	(597)	(58)	(9,397)	(34,019)
Research and development	33,211	27,867	94,504	83,327
Income from equity method investees	(5,294)	(5,317)	(14,518)	(14,672)

Operating income	557,260	567,642	1,594,812	1,659,433
Other (income) expense:
Investment gain	-	-	-	(139,600)
Interest income	(8,740)	(7,210)	(25,982)	(40,012)
Interest expense	111,912	115,175	336,434	351,052

Income before income taxes	454,088	459,677	1,284,360	1,487,993
Income tax expense	148,259	153,036	420,873	462,354

Net income	305,829	306,641	863,487	1,025,639
Less: Net income attributable to noncontrolling interests	32,855	36,779	102,490	95,942

Net income attributable to shareholders of FMC-AG & Co. KGaA	$272,974	$269,862	$760,997	$929,697

Basic income per ordinary share	$0.91	$0.88	$2.50	$3.05

Fully diluted income per ordinary share	$0.90	$0.88	$2.49	$3.03

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Net Income	$305,829	$306,641	$863,487	$1,025,639

Gain (loss) related to cash flow hedges	(531)	6,651	19,359	14,893
Actuarial gain (loss) on defined benefit pension plans	6,318	4,794	19,095	13,537
Gain (loss) related to foreign currency translation	30,460	80,407	(96,902)	32,791
Income tax (expense) benefit related to components of other comprehensive income	(2,517)	(4,576)	(12,431)	(28,534)

Other comprehensive income (loss), net of tax	33,730	87,276	(70,879)	32,687

Total comprehensive income	$339,559	$393,917	$792,608	$1,058,326
Comprehensive income attributable to noncontrolling interests	33,619	37,934	100,936	97,183

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$305,940	$355,983	$691,672	$961,143

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

At September 30, 2013 and December 31, 2012

(in thousands, except share data)

	September 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$602,155	$688,040
Trade accounts receivable less allowance for doubtful accounts of $353,082 in 2013 and $328,893 in 2012	3,001,900	3,019,424
Accounts receivable from related parties	141,272	137,809
Inventories	1,053,355	1,036,809
Prepaid expenses and other current assets	947,544	937,761
Deferred taxes	297,949	307,613

Total current assets	6,044,175	6,127,456
Property, plant and equipment, net	3,007,904	2,940,603
Intangible assets	671,402	710,116
Goodwill	11,520,812	11,421,889
Deferred taxes	141,288	133,753
Investment in equity method investees	639,903	637,373
Other assets and notes receivables	509,036	354,808

Total assets	$22,534,520	$22,325,998

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$505,405	$622,294
Accounts payable to related parties	110,252	123,350
Accrued expenses and other current liabilities	1,888,529	1,787,471
Short-term borrowings	112,489	117,850
Short-term borrowings from related parties	73,048	3,973
Current portion of long-term debt and capital lease obligations	471,561	334,747
Income tax payable	195,139	150,003
Deferred taxes	33,614	30,303

Total current liabilities	3,390,037	3,169,991
Long-term debt and capital lease obligations, less current portion	7,772,303	7,785,740
Long-term debt from related parties	-	56,174
Other liabilities	302,755	260,257
Pension liabilities	474,856	457,673
Income tax payable	193,432	201,642
Deferred taxes	662,627	664,001

Total liabilities	12,796,010	12,595,478
Noncontrolling interests subject to put provisions	641,021	523,260
Shareholders' equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,973,333 issued and outstanding as of December 31, 2012 (see Note 8)	-	4,462
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 308,317,517 issued and 300,768,566 outstanding	381,488	374,915
Treasury stock, at cost	(505,014)	-
Additional paid-in capital	3,510,965	3,491,581
Retained earnings	6,028,524	5,563,661
Accumulated other comprehensive (loss) income	(561,438)	(492,113)

Total FMC-AG & Co. KGaA shareholders' equity	8,854,525	8,942,506

Noncontrolling interests not subject to put provisions	242,964	264,754
Total equity	9,097,489	9,207,260

Total liabilities and equity	$22,534,520	$22,325,998

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2013 and 2012

(unaudited, in thousands)

	For the nine months ended September 30,
	2013	2012
Operating Activities:
Net income	$863,487	$1,025,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	479,433	446,463
Change in deferred taxes, net	(14,204)	71,388
(Gain) loss on sale of investments	(9,397)	(34,035)
(Gain) loss on sale of fixed assets	2,995	2,213
Investment (gain)	-	(139,600)
Compensation expense related to stock options	18,484	19,685
Cash inflow (outflow) from hedging	(4,040)	(13,903)
Investments in equity method investees, net	10,790	25,083
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(15,470)	(2,890)
Inventories	(20,109)	(43,214)
Prepaid expenses, other current and non-current assets	55,164	144,724
Accounts receivable from related parties	(2,232)	(26,281)
Accounts payable to related parties	(13,933)	16,257
Accounts payable, accrued expenses and other current and non-current liabilities	78,743	59,020
Income tax payable	16,309	(83,175)

Net cash provided by (used in) operating activities	1,446,020	1,467,374

Investing Activities:
Purchases of property, plant and equipment	(512,476)	(449,962)
Proceeds from sale of property, plant and equipment	18,583	11,292
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(297,456)	(1,788,831)
Proceeds from divestitures	17,984	231,747

Net cash provided by (used in) investing activities	(773,365)	(1,995,754)

Financing Activities:
Proceeds from short-term borrowings	78,316	119,113
Repayments of short-term borrowings	(78,555)	(112,419)
Proceeds from short-term borrowings from related parties	16,464	79,207
Repayments of short-term borrowings from related parties	(5,836)	(13,576)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $156,391 in 2012)	337,137	2,054,420
Repayments of long-term debt and capital lease obligations	(325,912)	(1,158,335)
Increase (decrease) of accounts receivable securitization program	37,000	12,500
Proceeds from exercise of stock options	74,875	94,539
Proceeds from conversion of preference shares into ordinary shares	34,784	-
Purchase of treasury stock	(505,014)	-
Dividends paid	(296,134)	(271,733)
Distributions to noncontrolling interests	(162,239)	(131,783)
Contributions from noncontrolling interests	52,357	15,167

Net cash provided by (used in) financing activities	(742,757)	687,100

Effect of exchange rate changes on cash and cash equivalents	(15,783)	3,039

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(85,885)	161,759
Cash and cash equivalents at beginning of period	688,040	457,292

Cash and cash equivalents at end of period	$602,155	$619,051

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2013 (unaudited) and year ended December 31, 2012 (audited)
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	-	$-	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017
Proceeds from exercise of options and related tax effects	7,642	10	2,574,836	3,266	-	-	110,510	-	-	113,786	-	113,786
Compensation expense related to stock options	-	-	-	-	-	-	26,476	-	-	26,476	-	26,476
Dividends paid	-	-	-	-	-	-	-	(271,733)	-	(271,733)	-	(271,733)
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	(26,918)	-	-	(26,918)	86,705	59,787
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(26,428)	(26,428)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	18,880	-	-	18,880	-	18,880
Net income	-	-	-	-	-	-	-	1,186,809	-	1,186,809	45,450	1,232,259
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(6,346)	(6,346)	(438)	(6,784)

Comprehensive income	-	-	-	-	-	-	-	-	-	1,180,463	45,012	1,225,475

Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	-	$-	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260

Proceeds from exercise of options and related tax effects	2,200	3	1,602,226	2,108	-	-	69,994	-	-	72,105	-	72,105
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	-	-	34,784	-	-	34,784	-	34,784
Compensation expense related to stock options	-	-	-	-	-	-	18,484	-	-	18,484	-	18,484
Purchase of treasury stock	-	-	-	-	(7,548,951)	(505,014)	-	-	-	(505,014)	-	(505,014)
Dividends paid	-	-	-	-	-	-	-	(296,134)	-	(296,134)	-	(296,134)
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	1,511	-	-	1,511	(18,427)	(16,916)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(26,262)	(26,262)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	(105,389)	-	-	(105,389)	-	(105,389)
Net income	-	-	-	-	-	-	-	760,997	-	760,997	25,023	786,020
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(69,325)	(69,325)	(2,124)	(71,449)

Comprehensive income	-	-	-	-	-	-	-	-	-	691,672	22,899	714,571

Balance at September 30, 2013	-	$-	308,317,517	$381,488	(7,548,951)	$(505,014)	$3,510,965	$6,028,524	$(561,438)	$8,854,525	$242,964	$9,097,489

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis care business, in addition to providing dialysis treatments, includes pharmacy services and vascular access surgery services (together, the "Expanded Services"). The Company's dialysis products business includes manufacturing and distributing products and equipment for the treatment of ESRD. The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. Fresenius Medical Care Holdings, Inc. ("FMCH"), 100% indirectly owned by the Company, located in the United States and our largest subsidiary, also provides laboratory testing services, and inpatient dialysis services as well as other services under contract to hospitals.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment. The term "International Segment" refers to the combined Europe, Middle East, Africa and Latin America ("EMEALA") operating segment and the Asia-Pacific operating segment.

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at September 30, 2013 and for the three and nine-months ended September 30, 2013 and 2012 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2012 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2012, contained in the Company's 2012 Annual Report on Form 20-F.

       The results of operations for the three and nine-months periods ended September 30, 2013 are not necessarily indicative of the results of operations for the year ending December 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Pension liabilities in the amount of $34,312 for the year ended December 31, 2012 have been reclassified from Other liabilities to Pension liabilities to appropriately depict the Company's pension plans outside of Germany and the US and to conform to the current year's presentation.

2.    Acquisition of Liberty Dialysis Holdings, Inc.

       On February 28, 2012, the Company acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("LD Holdings"), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the "Liberty Acquisition"). The Company accounted for this transaction as a business combination and finalized the acquisition accounting on February 28, 2013.

       Total consideration for the Liberty Acquisition was $2,181,358, consisting of $1,696,659 cash, net of cash acquired and $484,699 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued at the time of the acquisition with the difference to book value to be recognized as a gain or loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $201,915, was included as part of the non-cash consideration. The fair value was determined based on the discounted cash flow method, utilizing a discount rate of approximately 13%. In addition to the Company's investment, it also had a loan receivable from Renal Advantage Partners, LLC of $279,793, at a fair value of $282,784, which was retired as part of the transaction.

       The following table summarizes the final fair values of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting from December 31, 2012 until finalization, net of related income tax effects, were recorded with a corresponding adjustment to goodwill:

Assets held for sale	$164,068
Trade accounts receivable	149,219
Other current assets	17,458
Deferred tax assets	14,932
Property, plant and equipment	168,335
Intangible assets and other assets	84,556
Goodwill	2,003,465
Accounts payable, accrued expenses and other current liabilities	(105,403)
Income tax payable and deferred taxes	(33,597)
Short-term borrowings, other financial liabilities, long-term debt and capital lease obligations	(72,101)
Other liabilities	(39,923)
Noncontrolling interests (subject and not subject to put provisions)	(169,651)

Total acquisition cost	$2,181,358

Less non-cash contributions at fair value
Investment at acquisition date	(201,915)
Long-term Notes Receivable	(282,784)

Total non-cash items	$(484,699)

Net Cash paid	$1,696,659

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The amortizable intangible assets acquired in this acquisition have weighted average useful lives of 6-8 years.

       Goodwill in the amount of $2,003,465 was acquired as part of the Liberty Acquisition and was allocated to the North America Segment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on an estimated stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is deductible for tax purposes and will be amortized over a 15 year period beginning on the date of the acquisition.

       The noncontrolling interests acquired as part of the acquisition are stated at fair value based upon contractual multiples typically utilized by the Company for such arrangements as well as the Company's overall experience.

       The fair valuation of the Company's investment at the time of the Liberty Acquisition resulted in a non-taxable gain of $139,600. The retirement of the loan receivable resulted in a benefit of $8,501.

Divestitures

       In connection with the Federal Trade Commission's consent order relating to the Liberty Acquisition, the Company agreed to divest a total of 62 renal dialysis centers. 61 clinics were sold by the end of the third quarter of 2012, 24 of which were FMC-AG & Co. KGaA clinics which generated a gain of $33,455. This gain did not change during the period ended December 31, 2012 and was included in the Consolidated Statements of Income. In the second quarter of 2013, the remaining clinic was sold for a gain of $7,705. The 38 clinics acquired and subsequently sold were categorized as Assets held for sale in the table above at the time of the Liberty Acquisition.

Pro Forma Financial Information

       The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the Liberty Acquisition and the divestitures described above had been consummated on January 1, 2011. The pro forma information includes adjustments primarily for elimination of the investment gain and the gain from the retirement of debt. The pro-forma financial information is not

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2011.

	For the three months ended September 30,	For the nine months ended September 30,
	2012	2012
Net revenue	$3,415,472	$10,197,670
Net income attributable to shareholders of FMC-AG & Co. KGaA	268,467	797,867
Income per ordinary share
Basic	$0.88	$2.62
Fully diluted	$0.87	$2.60

3.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE, the Company's largest shareholder, owns approximately 31.4% of the Company's shares at September 30, 2013, excluding the shares purchased through the share buyback program as they are not considered to be outstanding shares (see Note 8, Earnings Per Share).

a)   Service and Lease Agreements

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. In 2013, the Company entered into a new five year information technology services agreement, expiring in 2018, which has an automatic continuation for an additional 5 year period with short-term continuations thereafter unless either party terminates the agreement as of the end of the then-current term. The Company has complied with all corporate governance procedures for this agreement (for information on corporate governance, see Item 16G, "Corporate Governance" in our Annual Report on Form 20-F for the year ended December 31, 2012). During the nine-months ended September 30, 2013 and 2012, amounts charged by Fresenius SE to the Company under the terms of these agreements were $78,215 and $60,634, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $4,925 and $4,396 for services rendered to the Fresenius SE Companies during the first nine months of 2013 and 2012 respectively.

       Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $20,037 and $18,779 during the nine months ended September 30, 2013 and 2012, respectively. The majority of the leases expire in 2016 and contain renewal options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the General Partner's management board. The aggregate amount reimbursed to the General Partner was $12,219 and $12,243, respectively, for its management services during the nine months ended September 30, 2013 and 2012.

b)   Products

       For the first nine months of 2013 and 2012, the Company sold products to the Fresenius SE Companies for $22,651 and $16,802, respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $27,854 and $35,572, respectively.

       In addition to the purchases noted above, the Company currently purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During the nine-months ended September 30, 2013 and 2012, FMCH acquired approximately $14,420 and $12,820, respectively, of heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)    Financing Provided by and to Fresenius SE and the General Partner

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties.

       At September 30, 2013, the Company received a loan from Fresenius SE of €9,300 ($12,560 at September 30, 2013) at an interest rate of 1.503%. This loan repayment has been extended at an amount of €30,400 ($41,055 at September 30, 2013) and is currently due on November 29, 2013.

       On August 19, 2009, the Company borrowed €1,500 ($2,026 at September 30, 2013) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2014 at an interest rate of 1.796%.

       At September 30, 2013, the Company had a Chinese Yuan Renminbi ("CNY") loan of 357,769 ($58,462 at September 30, 2013) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.1% and a maturity date of May 23, 2014.

d)   Other

       The Company, at September 30, 2013, had a receivable from Fresenius SE in the amount of €4,827 ($6,518 at September 30, 2013) resulting from being a party to a German trade tax group agreement with Fresenius SE for the fiscal years 1997-2001.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

4.    Inventories

       At September 30, 2013 and December 31, 2012, inventories consisted of the following:

	September 30, 2013	December 31, 2012
Finished goods	$646,659	$627,338
Raw materials and purchased components	192,352	171,373
Health care supplies	127,715	154,840
Work in process	86,629	83,258

Inventories	$1,053,355	$1,036,809

5.    Other Assets and Notes Receivables

       On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan is 18 months ending on February 12, 2015 and amounts drawn whether repaid or prepaid cannot be re-borrowed. At September 30, 2013, $170,000 had been drawn ($165,542, net of commitment and closing fees) with $2,538 of interest income accrued. The first interest payment is scheduled to occur in the fourth quarter of 2013 and will continue to occur on a semi-annual basis for the length of the loan.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

6.    Long-Term Debt and Capital Lease Obligations and Long-Term Debt from Related Parties

       At September 30, 2013 and December 31, 2012, long-term debt and capital lease obligations and long-term debt from related parties consisted of the following:

	September 30, 2013	December 31, 2012
2012 Credit Agreement	$2,869,194	$2,659,340
Senior Notes	4,786,706	4,743,442
Euro Notes	45,579	51,951
European Investment Bank Agreements	189,070	324,334
Accounts receivable facility	199,000	162,000
Capital lease obligations	23,171	15,618
Other	131,144	163,802

Long-term debt and capital lease obligations	8,243,864	8,120,487
Less current maturities	(471,561)	(334,747)

Long-term debt and capital lease obligations, less current portion	7,772,303	7,785,740
Long-term debt from related parties	-	56,174

Long-term debt and capital lease obligations and long-term debt from related parties	$7,772,303	$7,841,914

2012 Credit Agreement

       The following table shows the available and outstanding amounts under the 2012 Credit Agreement at September 30, 2013 and at December 31, 2012:

	Maximum Amount Available September 30, 2013		Balance Outstanding September 30, 2013
Revolving Credit USD	$600,000	$600,000	$49,094	$49,094
Revolving Credit EUR	€500,000	$675,250	€200,000	$270,100
Term Loan A	$2,550,000	$2,550,000	$2,550,000	$2,550,000

		$3,825,250		$2,869,194

	Maximum Amount Available December 31, 2012		Balance Outstanding December 31, 2012
Revolving Credit USD	$600,000	$600,000	$59,340	$59,340
Revolving Credit EUR	€500,000	$659,700	€-	$-
Term Loan A	$2,600,000	$2,600,000	$2,600,000	$2,600,000

		$3,859,700		$2,659,340

       In addition, at September 30, 2013 and December 31, 2012, the Company had letters of credit outstanding in the amount of $10,615 and $77,188, respectively, under the revolving credit facility, which are not included above as part of the balance outstanding, but reduce the available borrowings under the revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Accounts Receivable Facility Letters of Credit

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $65,622 as of September 30, 2013. These letters of credit are not included above as part of the balance outstanding at September 30, 2013; however, they reduce available borrowings under the accounts receivable facility.

7.    Stock Options

       On July 29, 2013 under the Long Term Incentive Program 2011, the Company awarded 2,110,388 stock options, including 328,680 stock options granted to members of the Management Board of Fresenius Medical Care Management AG ("Management Board"), the Company's general partner, at an exercise price of $66.03 (€49.76), a fair value of $11.84 each and a total fair value of $24,980 which will be amortized over the four-year vesting period. The Company also awarded 183,661 shares of phantom stock, including 25,006 shares of phantom stock granted to members of the Management Board at a measurement date fair value of $60.25 (€44.61) each and a total fair value of $11,065, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

8.    Earnings Per Ordinary Share

       The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per ordinary share computations for the three- and nine-months ended September 30, 2013 and 2012:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$272,974	$269,862	$760,997	$929,697
less:
Dividend preference on Preference shares	-	25	-	76

Income available to all classes of shares	$272,974	$269,837	$760,997	$929,621

Denominators:
Weighted average number of:
Ordinary shares outstanding	301,310,149	301,531,173	302,158,886	300,720,312
Preference shares outstanding	-	3,971,607	2,590,857	3,968,082

Total weighted average shares outstanding	301,310,149	305,502,780	304,749,743	304,688,394
Potentially dilutive Ordinary shares	445,648	2,008,318	637,188	1,740,599
Potentially dilutive Preference shares	-	17,392	-	17,209

Total weighted average Ordinary shares outstanding assuming dilution	301,755,797	303,539,491	302,796,074	302,460,911
Total weighted average Preference shares outstanding assuming dilution	-	3,988,999	2,590,857	3,985,291
Basic income per Ordinary share	$0.91	$0.88	$2.50	$3.05
Fully diluted income per Ordinary share	$0.90	$0.88	$2.49	$3.03

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On May 16, 2013, the Company held its Annual General Meeting and a separate Preference Shareholder Meeting during which resolutions on the conversion of the preference shares to ordinary shares were passed. The preference share conversion was effected on June 28, 2013 with 3,975,533 preference shares in the amount of €3,976 ($4,465) converted on a 1:1 basis to ordinary shares. In addition, 32,006 options associated with the preference shares were converted into options associated with ordinary shares.

       On July 5, 2013, the Company received a €27,000 ($34,784) premium from the largest former preference shareholder, a financial institution located outside the United States, for the conversion of their preference shares to ordinary shares. This amount was recorded as an increase in equity as of June 30, 2013 and the payment was received during the third quarter of 2013.

       Additionally, the Company completed a share buy-back program during the third quarter of 2013. The Company intended to repurchase ordinary shares in an aggregate value of up to €385,000 (approximately $500,000). At September 30, 2013, 7,548,951 shares had been repurchased in the amount of €384,966 ($505,014). These shares are restricted treasury stock which means there are no associated dividends or voting rights. These treasury shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

       The following tabular disclosure provides the shares repurchased as of September 30, 2013:

	Average price paid per share	Average price paid per share(1)	Total number of shares purchased as part of publicly announced plans or programs	Total Value of Shares Repurchased(4)	Total Value of Shares Repurchased(2),(4)	Maximum value of shares that may yet be purchased under plans or programs as of the end of the period(3)
Period	in €	in $		in €	in $	in €	in $
				in thousands
May 2013	€52.96	$68.48	1,078,255	€57,107	$73,842	€327,893	$426,458
June 2013	€53.05	$69.95	2,502,552	€132,769	$175,047	€195,124	$255,222
July 2013	€49.42	$64.63	2,972,770	€146,916	$192,124	€48,208	$63,996
August 2013	€48.40	$64.30	995,374	€48,174	$64,001	€-	$-

Total	€51.00	$66.90	7,548,951	€384,966	$505,014

(1) The dollar value is calculated using the daily exchange rate for the share repurchases made during the month.

(2) The value of the shares repurchased in Dollar is calculated using the total value of the shares purchased in Euro converted using the daily exchange rate for the transactions.

(3) The maximum Dollar value of the shares remaining is calculated using the maximum Euro value of shares that may yet be repurchased converted at the end of the month spot rate.

(4) This amount is inclusive of fees (net of taxes) paid in the amount of approximately $106 (€ 81) for services rendered.

9.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three- and nine-months ended September 30, 2013 and 2012, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Components of net periodic benefit cost:
Service cost	$3,932	$2,645	$11,601	$7,982
Interest cost	6,635	6,590	20,130	19,528
Expected return on plan assets	(3,415)	(3,796)	(10,215)	(11,446)
Amortization of unrealized losses	6,318	4,794	19,095	13,537

Net periodic benefit costs	$13,470	$10,233	$40,611	$29,601

10.    Noncontrolling Interests Subject to Put Provisions

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, the development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At September 30, 2013 and December 31, 2012, the Company's potential obligations under these put options were $641,021 and $523,260, respectively, of which, at September 30, 2013, put options with an aggregate purchase obligation of $252,319 were exercisable. One put option was exercised for a total consideration of $3,100 during the first nine months of 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2013 and the year ended December 31, 2012:

	September 30, 2013	December 31, 2012
Beginning balance as of January 1,	$523,260	$410,491
Contributions to noncontrolling interests	(88,847)	(114,536)
Purchase/ sale of noncontrolling interests	8,556	134,643
Contributions from noncontrolling interests	14,626	16,565
Changes in fair value of noncontrolling interests	105,389	(18,880)
Net income	77,467	94,718
Other comprehensive income (loss)	570	259

Ending balance as of September 30, 2013 and December 31, 2012	$641,021	$523,260

11.    Sources of Revenue

       Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the nine-months ended September 30, 2013 and 2012. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	For the nine months ended September 30,
	2013	2012
Medicare ESRD program	$3,258,043	$2,955,411
Private/alternative payors	2,833,762	2,671,895
Medicaid and other government sources	288,878	287,726
Hospitals	309,164	299,067

Total patient service revenue	$6,689,847	$6,214,099

12.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the "Merger"). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. ("NMC"), which was W.R. Grace & Co.'s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

       Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging, among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

       In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the "Settlement Agreement"), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest, which has previously been accrued and is included on the Company's Consolidated Balance Sheets, to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. While the Company believes this accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved.

       Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation ("Sealed Air," formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company's payment obligation, this litigation will be dismissed with prejudice.

       On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

       On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $70,000 were contributed to the escrow fund. Upon remand, the district court reduced the post-verdict damages award to $10,000 and $61,000 of the escrowed funds was returned to FMCH. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office ("USPTO") and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the USPTO's ruling and invalidated the final remaining Baxter patent. The Federal Circuit issued a mandate to the USPTO to cancel the claims of the last remaining asserted Baxter HD patent. Baxter appealed to the Federal Circuit claiming that approximately $20,000 of damages awarded to it by the District Court before the Federal Circuit affirmed the USPTO ruling constitutes a final judgment that may be collected. On July 2, 2013, the Federal Circuit denied Baxter's appeal and ordered the District Court to dismiss the case. Baxter has requested a rehearing before the full Federal Circuit.

       On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

alleging that the Company's LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that lawsuits filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's dialysate concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in several state courts that will not be formally consolidated with the federal multidistrict litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the Civil Investigative Demand, and will vigorously contest the relator's complaint.

       On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York ("E.D.N.Y."). On December 6, 2011, a single Company facility in New York received a subpoena from the Office of the Inspector General of the Department of Health and Human Services that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company has cooperated in the investigation.

       Civil investigative demands were issued under the supervision of the United States Attorneys for Rhode Island and Connecticut to American Access Care LLC (AAC) and certain affiliated entities prior to the Company's acquisition of AAC in October 2011. In March 2012, a third subpoena was issued under the supervision of the United States Attorney for the Southern District of Florida (Miami). In May 2013, a fourth subpoena was served by the United States Attorney for the Eastern District of Virginia (Richmond). Also in May 2013, updated document productions were requested by the US Attorneys for Rhode Island and Connecticut. Although the subpoenas cover a wide range of documents and activities of AAC, the focus of the investigation is procedure coding and related billing practices and procedures. As of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

October 18, 2013, a group of the prior owners of AAC assumed responsibility for responding to the subpoenas and committed to indemnify the Company pursuant to the terms of the acquisition agreement.

       The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") that allegations have been made and of the Company's internal review. The review has identified conduct that the Company has reported to the SEC and the DOJ. The Company's review and dialogue with the SEC and DOJ are ongoing. The Company cannot predict the final outcome of this matter.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

       In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a range of documents relating to products manufactured by FMCH, including the Granuflo® and Naturalyte® dialysate concentrate products. FMCH is cooperating fully in responding to these subpoenas.

       The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston).

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA and/or comparable foreign regulatory authority, which may require the Company to expend significant time and resources in order to implement

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

13.    Financial Instruments

       As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company's business, financial condition and results of operations and thus on its capacity to generate cash flow.

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at September 30, 2013, and December 31, 2012.

		September 30, 2013		December 31, 2012
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$602,155	602,155	$688,040	688,040
Accounts Receivable(1)	2	3,143,172	3,143,172	3,157,233	3,157,233
Long-term Notes Receivable	3	165,648	172,244	-	-
Liabilities
Accounts payable(1)	2	615,657	615,657	745,644	745,644
Short-term borrowings(1)	2	185,537	185,537	121,823	121,823
Long term debt, excluding 2012 Credit Agreement, Euro Notes and Senior Notes	2	542,385	542,385	721,928	721,928
2012 Credit Agreement	2	2,869,194	2,859,632	2,659,340	2,652,840
Senior Notes	2	4,786,706	5,160,957	4,743,442	5,296,325
Euro Notes	2	45,579	46,236	51,951	54,574
Noncontrolling interests subject to put provisions	3	641,021	641,021	523,260	523,260

(1) Also includes amounts from related parties.

       The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

       The valuation of long-term notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 5 for further information on the long-term notes receivable.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 10 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in the Consolidated Balance Sheet.

       At September 30, 2013 and December 31, 2012, the Company had $16,181 and $32,044 of derivative financial assets subject to netting arrangements and $9,928 and $19,193 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $11,242 and $20,773 as well as net liabilities of $4,989 and $7,922 at September 30, 2013 and December 31, 2012, respectively.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At September 30, 2013 the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $265,640 and $611,488 at September 30, 2013 and December 31, 2012, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,380,878 and $1,574,667 at September 30, 2013 and December 31, 2012, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At September 30, 2013 and December 31, 2012, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €100,000 ($135,050 and $131,940 at September 30, 2013 and December 31, 2012, respectively).

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at September 30, 2013 and December 31, 2012.

	September 30, 2013		December 31, 2012
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	4,651	(2,117)	7,839	(7,510)
Non-current
Foreign exchange contracts	236	(785)	942	(187)
Interest rate contracts	-	(4,374)	-	(6,221)

Total	$4,887	$(7,276)	$8,781	$(13,918)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	10,853	(4,048)	23,396	(19,068)
Non-current
Foreign exchange contracts	887	(901)	132	(292)

Total	$11,740	$(4,949)	$23,528	$(19,360)

(1) At September 30, 2013 and December 31, 2012, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract at the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract at the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the nine months ended September 30,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the nine months ended September 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2013	2012		2013	2012
Interest rate contracts	$(2,544)	$(12,040)	Interest income/expense	$20,476	$17,014
Foreign exchange contracts	2,157	14,691	Costs of Revenue	(1,307)	(5,000)
Foreign exchange contracts			Interest income/expense	577	228

	$(387)	$2,651		$19,746	$12,242

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2013	2012
Foreign exchange contracts	Selling, general and administrative expense	$(26,992)	$3,148
Foreign exchange contracts	Interest income/expense	5,690	4,940

		$(21,302)	$8,088

       For foreign exchange derivatives, the Company expects to recognize $1,680 of gains deferred in AOCI at September 30, 2013, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $22,072 over the next twelve months which is currently deferred in AOCI. At September 30, 2013, this amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016.

       At September 30, 2013, the Company had foreign exchange derivatives with maturities of up to 26 months and interest rate swaps with maturities of up to 37 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Other Comprehensive Income (Loss), net of tax

       Changes in accumulated other comprehensive income (loss), net of tax, by component for the nine months ended September 30, 2013 and 2012 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2011	$(136,221)	$(111,215)	$(238,331)	$(485,767)	$3,048	$(482,719)
Other comprehensive income (loss) before reclassifications	(18,150)	-	31,550	13,400	1,241	14,641
Amounts reclassified from accumulated other comprehensive income (loss)(1)	9,817	8,229	-	18,046	-	18,046

Other comprehensive income (loss) after reclassifications	(8,333)	8,229	31,550	31,446	1,241	32,687

Balance at September 30, 2012	$(144,554)	$(102,986)	$(206,781)	$(454,321)	$4,289	$(450,032)

Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

Other comprehensive income (loss) before reclassifications	124	-	(95,348)	(95,224)	(1,554)	(96,778)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	14,122	11,777	-	25,899	-	25,899

Other comprehensive income (loss) after reclassifications	14,246	11,777	(95,348)	(69,325)	(1,554)	(70,879)

Balance at September 30, 2013	$(124,095)	$(167,646)	$(269,697)	$(561,438)	$1,315	$(560,123)

(1) See separate table below for details about these reclassifications.

       Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2013 and 2012 are as follows:

Details about Accumulated Other Comprehensive Income (Loss) ("AOCI") Components	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
	For the nine months ended September 30,
	2013	2012
(Gain) Loss related to cash flow hedges
Interest rate contracts	$20,476	$17,014	Interest income/expense
Foreign exchange contracts	(1,307)	(5,000)	Costs of Revenue
Foreign exchange contracts	577	228	Interest income/expense

	19,746	12,242	Total before tax

	(5,624)	(2,425)	Tax expense or benefit

	$14,122	$9,817	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) /loss	19,095	13,537	(1)

	19,095	13,537	Total before tax

	(7,318)	(5,308)	Tax expense or benefit

	$11,777	$8,229	Net of tax

Total reclassifications for the period	$25,899	$18,046	Net of tax

(1) Included in the computation of net periodic pension cost (see Note 9 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Business Segment and Corporate Information

       The Company has identified three operating segments, North America Segment, EMEALA and Asia-Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. The Company has aggregated the EMEALA and the Asia-Pacific operating segments as the "International Segment." The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

       Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measure in this regard is operating income which measures the Company's source of earnings. The Company does not include the investment gain resulting from the 2012 Liberty Acquisition nor income taxes as it believes these items to be outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance, global research and development, etc. ("Corporate"), because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments, and intangible assets, as well as any related expense, are not allocated to a segment but accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segments and its Corporate activities for the three- and nine-months periods ended September 30, 2013 and 2012 is set forth below.

	North America Segment	International Segment	Segment Total	Corporate	Total
Three months ended September 30, 2013
Net revenue external customers	$2,436,141	$1,222,026	$3,658,167	$7,965	$3,666,132
Inter - segment revenue	2,591	-	2,591	(2,591)	-

Revenue	2,438,732	1,222,026	3,660,758	5,374	3,666,132

Depreciation and amortization	(83,251)	(45,824)	(129,075)	(35,204)	(164,279)

Operating income	415,533	204,458	619,991	(62,731)	557,260

Income (loss) from equity method investees	3,965	(102)	3,863	1,431	5,294
Capital expenditures, acquisitions and investments	284,453	53,260	337,713	36,768	374,481
Three months ended September 30, 2012
Net revenue external customers	$2,248,724	$1,163,362	$3,412,086	$5,852	$3,417,938
Inter - segment revenue	2,501	-	2,501	(2,501)	-

Revenue	2,251,225	1,163,362	3,414,587	3,351	3,417,938

Depreciation and amortization	(79,446)	(43,942)	(123,388)	(28,824)	(152,212)

Operating income	420,316	195,264	615,580	(47,938)	567,642

Income (loss) from equity method investees	6,642	53	6,695	(1,378)	5,317
Capital expenditures, acquisitions and investments	108,286	55,255	163,541	49,650	213,191
Nine months ended September 30, 2013
Net revenue external customers	$7,098,638	$3,619,000	$10,717,638	$24,930	$10,742,568
Inter - segment revenue	5,437	-	5,437	(5,437)	-

Revenue	7,104,075	3,619,000	10,723,075	19,493	10,742,568

Depreciation and amortization	(244,619)	(136,779)	(381,398)	(98,035)	(479,433)

Operating Income	1,178,192	597,229	1,775,421	(180,609)	1,594,812

Income (loss) from equity method investees	11,899	866	12,765	1,753	14,518
Segment assets	14,238,874	6,034,705	20,273,579	2,260,941	22,534,520
thereof investments in equity method investees	256,195	387,565	643,760	(3,857)	639,903
Capital expenditures, acquisitions and investments(1)	504,733	202,137	706,870	103,062	809,932
Nine months ended September 30, 2012
Net revenue external customers	$6,602,000	$3,470,353	$10,072,353	$22,313	$10,094,666
Inter - segment revenue	9,041	-	9,041	(9,041)	-

Revenue	6,611,041	3,470,353	10,081,394	13,272	10,094,666

Depreciation and amortization	(230,575)	(129,784)	(360,359)	(86,104)	(446,463)

Operating Income	1,199,234	597,399	1,796,633	(137,200)	1,659,433

Income (loss) from equity method investees	17,962	182	18,144	(3,472)	14,672
Segment assets	13,806,253	5,835,643	19,641,896	2,218,437	21,860,333
thereof investments in equity method investees	257,324	369,943	627,267	(4,189)	623,078
Capital expenditures, acquisitions and investments(2)	1,970,330	155,075	2,125,405	113,388	2,238,793

(1) International acquisitions exclude $8,403 of non-cash acquisitions for 2013.

(2) North America acquisitions exclude $484,699 of non-cash acquisitions and International acquisitions exclude $4,720 of non-cash acquisitions for 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

16.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended September 30,
	2013	2012
Supplementary cash flow information:
Cash paid for interest	$337,143	$316,734

Cash paid for income taxes(1)	$373,217	$414,657

Cash inflow for income taxes from stock option exercises	$6,297	$17,588

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(158,447)	$(2,434,645)
Liabilities assumed	19,923	282,789
Noncontrolling interest subject to put provisions	16,317	86,729
Noncontrolling interest	4,558	105,863
Obligations assumed in connection with acquisition	8,403	4,720

Cash paid	(109,246)	(1,954,544)
Less cash acquired	5,471	171,795

Net cash paid for acquisitions	(103,775)	(1,782,749)
Cash paid for investments	(188,538)	(386)
Cash paid for intangible assets	(5,143)	(5,696)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(297,456)	$(1,788,831)

(1) Net of tax refund.

17.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by D-GmbH and FMCH ("the Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at September 30, 2013 and December 31, 2012 and for the nine-months period ended September 30, 2013 and 2012. The following combining financial information for the Company is at September 30, 2013 and December 31, 2012 and for the nine-months periods ended September 30, 2013 and 2012, segregated between FMC US Finance as issuer, the Company, the Guarantor Subsidiaries, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,525,867	$-	$11,646,195	$(2,429,494)	$10,742,568
Cost of revenue	-	-	1,009,678	-	8,699,457	(2,403,587)	7,305,548

Gross profit	-	-	516,189	-	2,946,738	(25,907)	3,437,020

Operating expenses (income):
Selling, general and administrative(1)	-	69,946	156,445	(91,072)	1,590,946	21,439	1,747,704
Research and development	-	-	54,985	-	39,687	(168)	94,504

Operating (loss) income	-	(69,946)	304,759	91,072	1,316,105	(47,178)	1,594,812

Other (income) expense:
Interest, net	(5,144)	149,956	5,767	131,973	27,900	-	310,452
Other, net	-	(1,001,160)	238,088	(593,924)	-	1,356,996	-

Income (loss) before income taxes	5,144	781,258	60,904	553,023	1,288,205	(1,404,174)	1,284,360
Income tax expense (benefit)	1,867	20,261	67,212	(16,135)	464,200	(116,532)	420,873

Net Income (loss)	3,277	760,997	(6,308)	569,158	824,005	(1,287,642)	863,487
Net Income attributable to noncontrolling interests	-	-	-	-	-	102,490	102,490

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,277	$760,997	$(6,308)	$569,158	$824,005	$(1,390,132)	$760,997

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,394,861	$-	$10,838,232	$(2,138,427)	$10,094,666
Cost of revenue	-	-	890,050	-	8,014,600	(2,118,678)	6,785,972

Gross profit	-	-	504,811	-	2,823,632	(19,749)	3,308,694

Operating expenses (income):
Selling, general and administrative(1)	-	27,391	148,291	17,612	1,336,427	36,213	1,565,934
Research and development	-	-	51,298	-	32,029	-	83,327

Operating (loss) income	-	(27,391)	305,222	(17,612)	1,455,176	(55,962)	1,659,433

Other (income) expense:
Investment gain	-	-	-	-	(139,600)	-	(139,600)
Interest, net	(5,125)	160,923	1,580	111,308	43,204	(850)	311,040
Other, net	-	(1,175,959)	201,306	(723,885)	-	1,698,538	-

Income (loss) before income taxes	5,125	987,645	102,336	594,965	1,551,572	(1,753,650)	1,487,993
Income tax expense (benefit)	1,877	57,948	88,213	(50,859)	555,710	(190,535)	462,354

Net Income (loss)	3,248	929,697	14,123	645,824	995,862	(1,563,115)	1,025,639
Net Income attributable to noncontrolling interests	-	-	-	-	-	95,942	95,942

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,659,057)	$929,697

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,277	$760,997	$(6,308)	$569,158	$824,005	$(1,287,642)	$863,487

Gain (loss) related to cash flow hedges	-	17,880	-	-	1,479	-	19,359
Actuarial gain (loss) on defined benefit pension plans	-	97	1,906	16,926	166	-	19,095
Gain (loss) related to foreign currency translation	-	(83,209)	17,734	-	(37,229)	5,802	(96,902)
Income tax (expense) benefit related to components of other comprehensive income	-	(5,172)	(556)	(6,677)	(26)	-	(12,431)

Other comprehensive income (loss), net of tax	-	(70,404)	19,084	10,249	(35,610)	5,802	(70,879)

Total comprehensive income	$3,277	$690,593	$12,776	$579,407	$788,395	$(1,281,840)	$792,608
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	100,936	100,936

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,277	$690,593	$12,776	$579,407	$788,395	$(1,382,776)	$691,672

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,563,115)	$1,025,639

Gain (loss) related to cash flow hedges	-	(6,629)	(9)	11,725	9,806	-	14,893
Actuarial gain (loss) on defined benefit pension plans	-	22	276	13,229	10	-	13,537
Gain (loss) related to foreign currency translation	-	(14,402)	2	-	49,371	(2,180)	32,791
Income tax (expense) benefit related to components of other comprehensive income	-	3,629	(76)	(9,845)	(22,242)	-	(28,534)

Other comprehensive income (loss), net of tax	-	(17,380)	193	15,109	36,945	(2,180)	32,687

Total comprehensive income	$3,248	$912,317	$14,316	$660,933	$1,032,807	$(1,565,295)	$1,058,326
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	97,183	97,183

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,248	$912,317	$14,316	$660,933	$1,032,807	$(1,662,478)	$961,143

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$36	$65	$3,939	$-	$598,115	$-	$602,155
Trade accounts receivable, less allowance for doubtful accounts	-	-	148,801	-	2,852,896	203	3,001,900
Accounts receivable from related parties	1,252,224	1,936,651	1,134,433	1,638,081	4,651,538	(10,471,655)	141,272
Inventories	-	-	280,719	-	913,073	(140,437)	1,053,355
Prepaid expenses and other current assets	-	71,670	49,271	17	825,766	820	947,544
Deferred taxes	-	-	-	-	295,581	2,368	297,949

Total current assets	1,252,260	2,008,386	1,617,163	1,638,098	10,136,969	(10,608,701)	6,044,175
Property, plant and equipment, net	-	692	228,568	-	2,902,301	(123,657)	3,007,904
Intangible assets	-	609	74,649	-	596,216	(72)	671,402
Goodwill	-	-	56,664	-	11,464,148	-	11,520,812
Deferred taxes	-	74,649	7,522	-	124,386	(65,269)	141,288
Other assets and notes receivables(1)	-	13,084,810	28,184	12,194,966	5,348,178	(29,507,199)	1,148,939

Total assets	$1,252,260	$15,169,146	$2,012,750	$13,833,064	$30,572,198	$(40,304,898)	$22,534,520

Current liabilities:
Accounts payable	$-	$285	$29,090	$-	$476,030	$-	$505,405
Accounts payable to related parties	-	2,231,722	816,334	1,569,192	6,028,772	(10,535,768)	110,252
Accrued expenses and other current liabilities	11,833	29,192	140,393	9,688	1,688,889	8,534	1,888,529
Short-term borrowings	-	27	-	-	112,462	-	112,489
Short-term borrowings from related parties	-	-	-	-	73,048	-	73,048
Current portion of long-term debt and capital lease obligations	-	239,766	-	200,000	31,795	-	471,561
Income tax payable	-	127,094	-	-	59,869	8,176	195,139
Deferred taxes	-	3,001	7,546	-	64,397	(41,330)	33,614

Total current liabilities	11,833	2,631,087	993,363	1,778,880	8,535,262	(10,560,388)	3,390,037
Long term debt and capital lease obligations, less current portion	1,168,699	349,929	-	2,399,094	6,933,357	(3,078,776)	7,772,303
Long term borrowings from related parties	-	3,289,494	-	2,057,898	7,236	(5,354,628)	-
Other liabilities	-	5,600	14,629	-	250,842	31,684	302,755
Pension liabilities	-	10,661	219,439	-	244,756	-	474,856
Income tax payable	3,260	27,850	-	-	41,332	120,990	193,432
Deferred taxes	-	-	-	-	692,077	(29,450)	662,627

Total liabilities	1,183,792	6,314,621	1,227,431	6,235,872	16,704,862	(18,870,568)	12,796,010
Noncontrolling interests subject to put provisions	-	-	0	-	641,021	-	641,021
Total FMC-AG & Co. KGaA shareholders' equity	68,468	8,854,525	785,319	7,597,192	12,983,351	(21,434,330)	8,854,525
Noncontrolling interests not subject to put provisions	-	-	-	-	242,964	-	242,964

Total equity	68,468	8,854,525	785,319	7,597,192	13,226,315	(21,434,330)	9,097,489

Total liabilities and equity	$1,252,260	$15,169,146	$2,012,750	$13,833,064	$30,572,198	$(40,304,898)	$22,534,520

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$78	$501	$-	$686,457	$1,003	$688,040
Trade accounts receivable, less allowance for doubtful accounts	-	-	170,627	-	2,848,797	-	3,019,424
Accounts receivable from related parties	1,269,471	2,257,445	1,449,317	3,562,953	4,398,630	(12,800,007)	137,809
Inventories	-	-	271,039	-	885,613	(119,843)	1,036,809
Prepaid expenses and other current assets	-	72,022	27,693	167	837,152	727	937,761
Deferred taxes	-	-	-	-	311,280	(3,667)	307,613

Total current assets	1,269,472	2,329,545	1,919,177	3,563,120	9,967,929	(12,921,787)	6,127,456
Property, plant and equipment, net	-	611	206,873	-	2,856,000	(122,881)	2,940,603
Intangible assets	-	584	67,874	-	641,714	(56)	710,116
Goodwill	-	-	54,848	-	11,367,041	-	11,421,889
Deferred taxes	-	51,111	10,123	-	131,452	(58,933)	133,753
Other assets and notes receivables(1)	-	12,675,998	650,255	11,766,104	(4,751,531)	(19,348,645)	992,181

Total assets	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

Current liabilities:
Accounts payable	$-	$1,935	$41,114	$-	$579,245	$-	$622,294
Accounts payable to related parties	-	2,234,205	491,525	1,598,852	8,663,240	(12,864,472)	123,350
Accrued expenses and other current liabilities	29,771	27,530	102,728	3,157	1,611,997	12,288	1,787,471
Short-term borrowings	-	38	-	-	117,812	-	117,850
Short-term borrowings from related parties	-	-	-	-	3,973	-	3,973
Current portion of long-term debt and capital lease obligations	-	207,160	-	100,000	27,587	-	334,747
Income tax payable	-	130,636	-	-	19,367	-	150,003
Deferred taxes	-	1,622	8,126	-	61,774	(41,219)	30,303

Total current liabilities	29,771	2,603,126	643,493	1,702,009	11,084,995	(12,893,403)	3,169,991
Long term debt and capital lease obligations, less current portion	1,172,397	285,049	-	2,559,340	7,020,190	(3,251,236)	7,785,740
Long term borrowings from related parties	-	3,212,455	657,284	2,019,925	64,530	(5,898,020)	56,174
Other liabilities	-	6,696	12,679	110,637	96,322	33,923	260,257
Pension liabilities	-	7,753	202,219	-	247,701	-	457,673
Income tax payable	2,113	264	-	-	52,684	146,581	201,642
Deferred taxes	-	-	-	-	685,158	(21,157)	664,001

Total liabilities	1,204,281	6,115,343	1,515,675	6,391,911	19,251,580	(21,883,312)	12,595,478
Noncontrolling interests subject to put provisions	-	-	-	-	523,260	-	523,260
Total FMC-AG & Co. KGaA shareholders' equity	65,191	8,942,506	1,393,475	8,937,313	173,011	(10,568,990)	8,942,506
Noncontrolling interests not subject to put provisions	-	-	-	-	264,754	-	264,754

Total equity	65,191	8,942,506	1,393,475	8,937,313	437,765	(10,568,990)	9,207,260

Total liabilities and equity	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,277	$760,997	$(6,308)	$569,158	$824,005	$(1,287,642)	$863,487
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(547,834)	-	(593,924)	-	1,141,758	-
Depreciation and amortization	-	512	38,203	-	465,002	(24,284)	479,433
Change in deferred taxes, net	-	(27,091)	1,372	-	25,028	(13,513)	(14,204)
(Gain) loss on sale of fixed assets and investments	-	(12)	(304)	-	(6,086)	-	(6,402)
(Gain) loss on investments	-	-	(66)	-	-	66	-
Compensation expense related to stock options	-	18,484	-	-	-	-	18,484
Cash inflow (outflow) from hedging	-	(4,040)	-	-	-	-	(4,040)
Investments in equity method investees, net	-	22,755	-	-	(11,965)	-	10,790
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	17,616	-	(32,888)	(198)	(15,470)
Inventories	-	-	(3,210)	-	(41,613)	24,714	(20,109)
Prepaid expenses and other current and non-current assets	-	17,451	(18,106)	(87,639)	144,519	(1,061)	55,164
Accounts receivable from / payable to related parties	19,612	(127,112)	93,191	98,809	(202,653)	101,988	(16,165)
Accounts payable, accrued expenses and other current and non-current liabilities	(17,939)	14,143	37,724	6,531	41,288	(3,004)	78,743
Income tax payable	1,147	20,440	-	(16,135)	3,837	7,020	16,309

Net cash provided by (used in) operating activities	6,097	148,693	160,112	(23,200)	1,208,474	(54,156)	1,446,020

Investing Activities:
Purchases of property, plant and equipment	-	(235)	(56,354)	-	(483,424)	27,537	(512,476)
Proceeds from sale of property, plant and equipment	-	17	468	-	18,098	-	18,583
Disbursement of loans to related parties	-	487,243	-	165,814	-	(653,057)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(32,060)	(4,670)	(1,000)	(292,784)	33,058	(297,456)
Proceeds from divestitures	-	-	-	-	17,984	-	17,984

Net cash provided by (used in) investing activities	-	454,965	(60,556)	164,814	(740,126)	(592,462)	(773,365)

Financing Activities:
Short-term borrowings, net	-	12,237	(96,214)	-	94,366	-	10,389
Long-term debt and capital lease obligations, net	(6,062)	83,515	-	1,590,348	(2,309,633)	653,057	11,225
Increase (decrease) of accounts receivable securitization program	-	-	-	-	37,000	-	37,000
Proceeds from exercise of stock options	-	68,577	-	-	6,298	-	74,875
Proceeds from conversion of preference shares into ordinary shares	-	34,784	-	-	-	-	34,784
Purchase of treasury stock	-	(505,014)	-	-	-	-	(505,014)
Dividends paid	-	(296,134)	-	-	(2,861)	2,861	(296,134)
Capital increase (decrease)	-	-	-	(1,731,962)	1,742,265	(10,303)	-
Distributions to noncontrolling interest	-	-	-	-	(162,239)	-	(162,239)
Contributions from noncontrolling interest	-	-	-	-	52,357	-	52,357

Net cash provided by (used in) financing activities	(6,062)	(602,035)	(96,214)	(141,614)	(542,447)	645,615	(742,757)

Effect of exchange rate changes on cash and cash equivalents	-	(1,636)	96	-	(14,243)	-	(15,783)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	35	(13)	3,438	-	(88,342)	(1,003)	(85,885)
Cash and cash equivalents at beginning of period	1	78	501	-	686,457	1,003	688,040

Cash and cash equivalents at end of period	$36	$65	$3,939	$-	$598,115	$-	$602,155

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,563,115)	$1,025,639
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(751,747)	-	(723,885)	-	1,475,632	-
Depreciation and amortization	-	356	34,877	-	432,726	(21,496)	446,463
Change in deferred taxes, net	-	9,518	5,757	-	61,782	(5,669)	71,388
(Gain) loss on sale of fixed assets and investments	-	(39)	(109)	-	(31,674)	-	(31,822)
Investment (gain)	-	-	-	-	(139,600)	-	(139,600)
Compensation expense related to stock options	-	19,685	-	-	-	-	19,685
Cash inflow (outflow) from hedging	-	1,318	-	-	(15,221)	-	(13,903)
Investments in equity method investees, net	-	36,339	-	-	(11,256)	-	25,083
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(22,199)	-	19,309	-	(2,890)
Inventories	-	-	(36,526)	-	(19,777)	13,089	(43,214)
Prepaid expenses and other current and non-current assets	-	136,300	(20,822)	25,710	3,468	68	144,724
Accounts receivable from / payable to related parties	5,230	(325,366)	60,662	84,245	104,633	60,572	(10,024)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	9,271	45,374	894	12,220	(1,466)	59,020
Income tax payable	106	(9,813)	-	(50,859)	1,257	(23,866)	(83,175)

Net cash provided by (used in) operating activities	1,311	55,519	81,137	(18,071)	1,413,729	(66,251)	1,467,374

Investing Activities:
Purchases of property, plant and equipment	-	(399)	(58,818)	-	(420,367)	29,622	(449,962)
Proceeds from sale of property, plant and equipment	-	39	288	-	10,965	-	11,292
Disbursement of loans to related parties	-	(28,315)	90	960,074	-	(931,849)	-
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	-	(1,613,292)	(1,138)	-	(1,787,208)	1,612,807	(1,788,831)
Proceeds from divestitures	-	44	-	-	231,747	(44)	231,747

Net cash provided by (used in) investing activities	-	(1,641,923)	(59,578)	960,074	(1,964,863)	710,536	(1,995,754)

Financing Activities:
Short-term borrowings, net	-	26,118	(21,516)	-	67,723	-	72,325
Long-term debt and capital lease obligations, net	(1,312)	1,751,969	-	(942,003)	(844,418)	931,849	896,085
Increase (decrease) of accounts receivable securitization program	-	-	-	-	12,500	-	12,500
Proceeds from exercise of stock options	-	76,950	-	-	17,589	-	94,539
Dividends paid	-	(271,733)	-	-	(240)	240	(271,733)
Capital increase (decrease)	-	-	-	-	1,576,424	(1,576,424)	-
Distributions to noncontrolling interest	-	-	-	-	(131,783)	-	(131,783)
Contributions from noncontrolling interest	-	-	-	-	15,167	-	15,167

Net cash provided by (used in) financing activities	(1,312)	1,583,304	(21,516)	(942,003)	712,962	(644,335)	687,100

Effect of exchange rate changes on cash and cash equivalents	-	5,853	-	-	(2,814)	-	3,039

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	2,753	43	-	159,014	(50)	161,759
Cash and cash equivalents at beginning of period	1	2	144	-	457,145	-	457,292

Cash and cash equivalents at end of period	$0	$2,755	$187	$-	$616,159	$(50)	$619,051

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended September 30, 2013, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2012, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the nine-month period ended September 30, 2013, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 12, "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," of the Notes to Consolidated Financial Statements (Unaudited) presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 Other Information

Legal and Regulatory Matters

       The information in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three- and nine-months period ended September 30, 2013 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of November 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 5, 2013
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner